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                                                                  Exhibit (a)(8)


FOR IMMEDIATE RELEASE
---------------------
May 14, 1998

CONTACT:  NE Restaurant Company, Inc.
          Paul Hoagland, Executive Vice President-Administration, and CFO 508/ 870-9200
              or
          Bertucci's, Inc.
          Norman S. Mallett, Treasurer, Vice President-Finance, and CFO 781/ 246-7878


            NE RESTAURANT COMPANY, INC. SIGNS AGREEMENT TO ACQUIRE
            ------------------------------------------------------
                     BERTUCCI'S, INC. FOR $10.50 PER SHARE
                     -------------------------------------


     WESTBOROUGH, MASS. and WAKEFIELD, MASS. (May 14) - NE Restaurant Company, Inc. ("NERC") and Bertucci's, Inc. (NASDAQ: BERT) announced today that Bertucci's has entered into a definitive merger agreement with NERC and its subsidiary, NERC Acquisition Corp.

     Under the terms of the merger agreement, which was unanimously approved by Bertucci's Board of Directors at a meeting held last evening, NERC, through its subsidiary, will commence a tender offer to purchase all outstanding shares of Bertucci's common stock for $10.50 per share, net to the seller in cash. NERC currently owns 430,000 shares, or about 4.8% of Bertucci's approximately 8,908,621 outstanding common shares. In the merger to occur following the consummation of the tender offer, each share of Bertucci's common stock which is outstanding and not purchased pursuant to the tender offer will be converted into the right to receive $10.50 in cash.

          The tender offer will be conditional upon, among other things, the tender of Bertucci's shares which, together with the shares already owned by NERC, represent at least ninety (90%) percent of the outstanding shares on a fully-diluted basis, and the receipt of approximately $128.8 million of cash proceeds from financing commitments to fund the tender offer and the merger, refinance certain existing indebtedness of Bertucci's and of NERC and to pay fees and expenses related to the transaction. Joseph Crugnale, the founder, president and chief executive officer of Bertucci's, has agreed to tender all of the 2,174,772 Bertucci's shares (approximately 24.4% of the outstanding) beneficially owned by him in the offer. NERC has obtained subscriptions from its stockholders and an investment fund sponsored by Jacobson Partners, a New York City firm that sponsors various private investment funds, for $38.8 million of equity securities of NERC. The Chase Manhattan Corp. and BankBoston committed to arrange or provide $90 million of debt financing in connection with the acquisition. The debt financing is subject to satisfaction of numerous conditions which will be described in tender offer materials.

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          The merger agreement provides that if it is terminated under specified circumstance, NERC will be entitled to receive from Bertucci's a fee of $1.5 million plus reimbursement of up to $750,000 of NERC expenses incurred in connection with the transaction.

          NERC and Bertucci's expect that the necessary filings with the Securities and Exchange Commission in connection with the tender offer will be made during the week of May 18, 1998, and that the tender offer documents will be mailed to Bertucci's stockholders promptly thereafter.

          Dennis Pedra, president of NERC, said, "We are very excited to have the opportunity to complete this transaction. We believe that Bertucci's is an excellent restaurant concept because it was built upon the promise that the guest would only be served the highest quality food and we will continue that tradition."

          Joey Crugnale, founder and chief executive officer of Bertucci's, commented, "We are very proud of the Company which we have built, and especially of our employees who have worked so hard to create the unique Bertucci's dining experience. We believe that the combined company will be well positioned to continue and expand upon the Bertucci's tradition of offering high-quality, moderately-priced Italian food."

     Bertucci's, Inc., headquartered in Wakefield, Massachusetts, operates a chain of 85 "Bertucci's Brick Oven Pizzerias" and one "Sal and Vinnie's Sicilian Steakhouse". Bertucci's is a full-service, Italian restaurant featuring original recipe gourmet pizza prepared in brick ovens and other high-quality, moderately-priced Italian foods. The majority of the restaurants are located in the Northeastern and Mid-Atlantic areas with penetration in Chicago, Atlanta, and Virginia.

     NE Restaurant Company, Inc., headquartered in Westborough, Massachusetts, operates two distinct restaurant concepts: Chili's Grill and Bar ("Chili's") and On The Border ("OTB") restaurants. NERC operates 33 restaurants, including 31 Chili's and two OTBs in five New England states. NERC develops and operates its restaurants under franchise agreements with Brinker International, Inc.

     Some of the statements in this press release may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking information is inherently subject to risks and uncertainties, which include, but are not limited to, the successful completion of this transaction, the effective integration of Bertucci's into NERC and the overall economic, market, and industry conditions, as well as the risks described from time to time in reports filed by Bertucci's with the Securities and Exchange Commission, including its most recently filed Form 10-K reports. Should any such risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results or outcomes may vary materially from those anticipated.